CHANGES IN CONTROL OF REGISTRANT

On July 24, 2000, Lee R. Baker of Johnston, Iowa acquired control of the Registrant when he purchased 125,000 shares of the Registrant at the initial offering price of $10.00 per share. Mr. Baker subsequently made additional purchases of shares and, as of December 31, 2000, he owned of record and beneficially 818,580.052 shares of the Registrant, representing 67.3% of the Registrant's outstanding shares on that date. Mr. Baker is also a Trustee of the Registrant.